UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Centerline Holding Company
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Andrew L. Farkas
c/o Island Capital Group LLC
717 Fifth Avenue, 18th Floor
New York, New York 10022
(212) 705-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C3 Initial Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the October 6, 2010 Annual Meeting of Shareholders of the Issuer (the “Annual Meeting”), 348,301,622 common shares of beneficial interest (“Common Shares”) of the Issuer were outstanding.
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C-III Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Annual Meeting, 348,301,622 Common Shares were outstanding.
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island C-III Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Annual Meeting, 348,301,622 Common Shares were outstanding.
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Anubis Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Annual Meeting, 348,301,622 Common Shares were outstanding.
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Annual Meeting, 348,301,622 Common Shares were outstanding.
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Andrew L. Farkas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		7,954

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,954

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,671,499

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Annual Meeting, 348,301,622 Common Shares were outstanding.
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is amended by adding the following:
Andrew L. Farkas acquired direct beneficial ownership of an aggregate of 7,954 Common Shares between January 2005 and June 2007 as compensation for serving as an independent member of the Board of Trustees of the Issuer during such period.
Item 4. Purpose of Transaction
Item 4 is amended by deleting (i) the second, third and fourth sentences of the fourth paragraph of Item 4 of the Schedule 13D filed March 15, 2010 and (ii) the paragraph that was added to Item 4 in Amendment No. 2 to the Schedule 13D filed April 23, 2010.
Item 4 is amended by adding the following:
At the October 6, 2010 Annual Meeting of Shareholders of the Issuer (the “Annual Meeting”), the shareholders of the Issuer approved, among other matters, an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares from 160,000,000 to 800,000,000. Upon shareholder approval of such amendment, each outstanding Special Series A Share was automatically converted into 15 Common Shares.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:
(a) and (b) The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Annual Meeting, 348,301,622 Common Shares were outstanding. Each Reporting Person’s beneficial ownership has been calculated as indicated below.
•	Initial Assets is the sole direct beneficial owner of 139,663,545 Common Shares of the Issuer. Initial Assets has shared voting and dispositive power as follows:
•	Sole Voting Power	0

•	Shared Voting Power	139,663,545

•	Sole Dispositive Power	0

•	Shared Dispositive Power	139,663,545

•	Percent of Common Shares	40.1
•	Capital Partners is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. Capital Partners has shared voting and dispositive power as follows:
•	Sole Voting Power	0

•	Shared Voting Power	139,663,545

•	Sole Dispositive Power	0

•	Shared Dispositive Power	139,663,545

•	Percent of Common Shares	40.1
•	Anubis Advisors is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. Anubis Advisors has shared voting and dispositive power as follows:
•	Sole Voting Power	0

•	Shared Voting Power	139,663,545

•	Sole Dispositive Power	0

•	Shared Dispositive Power	139,663,545

•	Percent of Common Shares	40.1

•	C-III Manager is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. C-III Manager has shared voting and dispositive power as follows:
•	Sole Voting Power	0

•	Shared Voting Power	139,663,545

•	Sole Dispositive Power	0

•	Shared Dispositive Power	139,663,545

•	Percent of Common Shares	40.1
•	Island Capital is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. Island Capital has shared voting and dispositive power as follows:
•	Sole Voting Power	0

•	Shared Voting Power	139,663,545

•	Sole Dispositive Power	0

•	Shared Dispositive Power	139,663,545

•	Percent of Common Shares	40.1
•	Andrew L. Farkas is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer and the direct beneficial owner of 7,954 Common Shares of the Issuer. Mr. Farkas has sole and shared voting and dispositive power as follows:
•	Sole Voting Power	7,954

•	Shared Voting Power	139,663,545

•	Sole Dispositive Power	7,954

•	Shared Dispositive Power	139,663,545

•	Percent of Common Shares	40.1
The percentage of the Common Shares of the Issuer that is reported as beneficially owned by each of the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.
(c) During the sixty (60) days through the date of this report, the only transaction effected in the Common Shares beneficially owned by the Reporting Persons was the automatic conversion of each Special Series A Share into 15 Common Shares, as described in Item 4.
(d) None
(e) Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 15, 2010

C3 INITIAL ASSETS LLC
By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

C-III CAPITAL PARTNERS LLC By: Island C-III Manager LLC, its Manager
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ISLAND C-III MANAGER LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ANUBIS ADVISORS LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ISLAND CAPITAL GROUP LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chairman and Chief Executive Officer

/s/ Andrew L. Farkas
Andrew L. Farkas